Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 1 Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity MESOBLAST LIMITED ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Gregory George Date of appointment 24 February 2025 Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities 19,350,005 ordinary shares 200,000 warrants convertible into American Depositary Shares (“ADS”). Each ADS represents 10 ordinary shares. Exhibit 99.2

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3X Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. G to the Fourth Investments, LLC (Gregory George, is a member of HNP, LLC and is deemed to be the beneficial owner of these securities) JP Morgan Nominees Australia Pty Limited (Interest in ordinary shares held in the form of American Depositary Shares held by custodian JP Morgan Nominees Australia Pty Limited. Interest in the ADSs held by Gregory George, G to the Fourth Investments, LLC, and Dr George’s sons’ James George and Grant George) Number & class of Securities 3 ordinary shares 6,830,602 warrants 22,414,606 ADS. Each ADS represents 10 ordinary shares. Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Nature of interest Name of registered holder (if issued securities)

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 3 No. and class of securities to which interest relates